Exhibit (a)(5)(F)

An important message regarding your MathStar common shares

OFFER TO PURCHASE FOR CASH

All of the Outstanding Shares of Common Stock

of

MathStar, Inc.

at

$1.25 Net Per Share

pursuant to the

Offer to Purchase dated June 1, 2009, as amended,

by

Tiberius Capital II, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE

AT 11:59 P.M., NEW YORK CITY TIME, ON JULY 20, 2009,

UNLESS THE OFFER IS FURTHER EXTENDED.

July 8, 2009

Dear Fellow Shareholders:

My name is John Fife, and I am a principal of Tiberius Capital II, LLC (“Tiberius”), a value-opportunity fund located in Chicago that, like you, is a MathStar, Inc. shareholder. I am sending you this letter to make sure that you are aware that Tiberius is offering to purchase all outstanding shares of common stock of MathStar, Inc., a Delaware corporation, (“MathStar” or the “Company”), par value $0.01 per share (the “Shares”), at a net price per share equal to $1.25 in cash (without interest and subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”). The Offer to Purchase and the Letter of Transmittal are attached as Exhibits to our Tender Offer Statement on Schedule TO filed with the SEC on June 1, 2009, and subsequently amended. References in this letter to “Purchaser”, “we”, “us” or “our” are to Tiberius.

IF YOUR BROKER IS THE HOLDER OF RECORD (DIRECTLY OR INDIRECTLY) OF MATHSTAR SHARES HELD FOR YOUR ACCOUNT, THEN A TENDER OF SUCH SHARES CAN BE MADE ONLY BY YOUR BROKER (OR YOUR BROKER’S NOMINEE) AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. PLEASE SEND YOUR BROKER THE FORM ACCOMPANYING THIS LETTER IN ORDER TO INSTRUCT YOUR BROKER (OR YOUR BROKER’S NOMINEE) TO TENDER MATHSTAR SHARES HELD FOR YOUR ACCOUNT, SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE OFFER.

WE URGE YOU TO INSTRUCT YOUR BROKER TO TENDER YOUR MATHSTAR SHARES TO TIBERIUS FOR SEVERAL REASONS:

1.	MathStar curtailed business operations in the second quarter of 2008, and since that time no “deal,” merger partner, or technology licensing has materialized;

2.	In Tiberius’ opinion, MathStar’s Board of Directors (the “Board”) is only interested in entrenching themselves and not in enhancing or preserving shareholder value. CEO Pihl’s total compensation for 2008 was $463,331 (although he apparently repaid $119,441 in 2009). The four other MathStar directors received total 2008 compensation of $141,035;

3.	In Tiberius’ opinion, the Board’s articulated desire to preserve MathStar’s net operating losses (“NOLs”) for a prospective business combination is unrealistic. Tiberius tried working with the Board to preserve the NOLs prior to making the tender offer, and its proposal received no response from the Board;

4.	The upcoming shareholder vote on whether to liquidate MathStar is advisory only. Even if the shareholders vote in favor of liquidation, the Board might, in our opinion, be inclined to ignore the will of the shareholders; and

5.	If shareholders don’t tender their Shares to us, and if we withdraw the tender offer, the value of those Shares, in our opinion, could very well decline as the Board continues to spend cash and deplete the Company’s assets. We believe our tender offer is a superior proposal for the MathStar shareholders in that it gives you liquidity for all of your Shares, without the worry that the price may decline if other shareholders decide to sell at the same time.

TIBERIUS BELIEVES IT IS OFFERING VERY CLOSE TO LIQUIDATION VALUE IN CASH TODAY, BASED ON PUBLICLY AVAILABLE INFORMATION RELEASED BY THE COMPANY

A.	It its June 26, 2009 press release, the Company stated that it had “cash and securities in the amount of $14.0 million”. Subtracting from that number the total liabilities of $530,000 (as reported on the Company’s March 31, 2009 balance sheet), and also subtracting “off balance sheet” liabilities such as $806,000 in future obligations due under the “non-cancellable lease” (as reported on page 8 of the Company’s March 31, 2009 10-Q) and $216,286 due to Mr. Pihl in severance under his employment agreement, leaves cash available to distribute to shareholders of $12,447,714 or $1.36 per Share (based on 9,181,497 Shares outstanding, as reported in the Company’s March 31, 2009 10-Q).

B.	However, in calculating the liquidation value, the $1.36 per Share does not include windup expenses, or the ongoing expense of operating MathStar as a public company during the windup. During the first quarter of this year (the most recently reported quarter), MathStar’s net cash used in operating activities was approximately $290,000 or 3.2 cents per Share (according to MathStar’s March 31, 2009 10-Q). If liquidating MathStar takes four months and if, during this time, the Company’s operating expenses were the same as in the first quarter of this year (adjusting pro rata for the longer period), and other expenses associated with liquidation and windup are $275,000, the liquidating value payable to shareholders would be $11,786,047 or $1.28 per share — very close to the $1.25 in cash that Tiberius is offering today.

Furthermore under the Tiberius offer shareholders get cash today rather than risking that the management of MathStar will continue to resist liquidation as they have done in the past and as they continue to do.

We also point out the following quotations from MathStar’s own 2008 10-K, filed on March 31, 2009:

•	“On May 20, 2008, the Board of Directors voted to curtail research and development activities and ongoing operations.…”

•	“[MathStar’s] FPOA chips are highly complex and may contain defects, errors or failures. … [MathStar] has experienced defects in the past and may experience defects in the future.”

•

“[MathStar’s] technology does not have patent protection outside of the United States. This could result in the appropriation of [MathStar’s] technology outside of the United States, which could have an adverse effect on [MathStar’s] ability to sell or otherwise capitalize on [MathStar’s] intellectual property.”

•	“[MathStar’s] common stock is thinly traded, and [MathStar’s] stock price may be volatile, which means that purchases of [MathStar’s] common stock could incur substantial losses.”

•	“If there are substantial sales of [MathStar’s] common stock, [MathStar’s] stock price could decline.”

•

“[MathStar] may be at risk of shareholder litigation. … Some MathStar shareholders have informed [MathStar’s] Board that they believe [MathStar] should enter into particular transactions, including mergers and liquidation, and that they disagree with the Board’s actions to date.”

In light of the above uncertainties and risks, Tiberius urges all MathStar shareholders to tender all of their shares.

Your attention is directed to the following information about the Offer:

•

The Offer price is $1.25 per Share, net to you in cash without interest and subject to applicable withholding taxes upon the terms and conditions set forth in the Offer to Purchase and the Letter of Transmittal. All shareholders who have tendered will receive this Offer price of $1.25 per Share;

•	The Offer is being made for all of the outstanding Shares;

•	THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JULY 20, 2009, UNLESS THE OFFER IS FURTHER EXTENDED;

•

The Offer is conditioned upon, among other things, Purchaser being satisfied, in its reasonable discretion, that: (i) there have been validly tendered and not withdrawn prior to the expiration of the Offer at least 3,000,000 outstanding Shares; (ii) no takeover defenses (such as a “poison pill” shareholder rights plan, a staggered board of directors, an increase in the size of its Board of Directors from its current five members, or any issuance of preferred stock) exist for MathStar immediately prior to the expiration of the Offer; (iii) Purchaser will control MathStar’s Board of Directors immediately after the Offer is consummated (which condition has been waived by Purchaser); (iv) MathStar retains a minimum of $13.75 million in cash or long-term marketable securities immediately prior to the expiration of the Offer; (v) the restrictions on business combinations with interested stockholders set forth in Section 203 of the General Corporation Law of the State of Delaware are inapplicable to the Offer; and (vi) the total stockholders’ equity of MathStar is at least $14 million immediately prior to the expiration of the Offer. Other conditions of the offer are described in the Offer to Purchase under the caption “Conditions of the Offer.” The Offer is not subject to any financing condition; and

•

Except as otherwise provided in the Letter of Transmittal, stockholders who tender Shares will not be obligated to pay brokerage fees or commissions to the Information Agent or the Depositary or stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer.

The Offer is being made solely by means of the Offer to Purchase and the related Letter of Transmittal and is being made to all holders of Shares, including holders of Shares located in jurisdictions outside the United States. Purchaser is not aware of any U.S. state statute that would prohibit Purchaser from making the Offer to holders of Shares in that state. If Purchaser becomes aware of such a statute, Purchaser will make a good faith effort to comply with such statute in making the Offer. Only to the extent permitted by Rule 14d-10(b)(2), the Offer will exclude all holders of Shares in a U.S. state where Purchaser is prohibited from making the Offer by administrative or judicial action pursuant to a state statute after a good faith effort by Purchaser to comply with such statute. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) Share certificates (or a timely Book-Entry Confirmation), (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in the Offer to Purchase), an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

Please instruct your broker to tender any or all of your Shares by completing, executing and returning to your broker the instruction form accompanying, this letter. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified in your instructions.

YOUR INSTRUCTIONS (ON THE FORM ACCOMPANYING THIS LETTER) SHOULD BE FORWARDED TO YOUR BROKER AS SOON AS POSSIBLE SO THAT YOUR BROKER WILL HAVE AMPLE TIME TO SUBMIT A TENDER ON YOUR BEHALF PRIOR TO THE EXPIRATION OF THE OFFER.

TIBERIUS URGES YOU TO TENDER

If you require assistance to tender, please call

Mellon Investor Services LLC

toll-free at 866-223-5707.

Tiberius urges you to send this Instruction Form to your broker

OFFER TO PURCHASE FOR CASH

All of the Outstanding Shares of Common Stock

of

MathStar, Inc.

at

$1.25 Net Per Share

pursuant to the

Offer to Purchase dated June 1, 2009, as amended,

by

Tiberius Capital II, LLC

The undersigned acknowledge(s) receipt of the Offer to Purchase dated June 1, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”) in connection with the third-party tender offer by Tiberius Capital II, LLC, an Illinois limited liability company (“Purchaser”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of MathStar, Inc., a Delaware corporation (the “Company”), at a net price per Share equal to $1.25 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.

This will instruct you to tender the number of Shares indicated below (or, if no number is indicated below, all Shares) that are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.

Number of Shares to be Tendered

Shares

Dated

Account Number:

Signature(s)

Print Name(s)

Address(es)

Area Code and Telephone Number(s)

If you require assistance to complete this Instruction Form, please call

Mellon Investor Services LLC

toll-free at 866-223-5707.